ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77I

Terms of New or Amended Securities

JOHN HANCOCK INVESTMENT TRUST

For John Hancock Disciplined Value International Fund, and John Hancock Value Equity Fund

On March 13, 2014 the Board of Trustees approved the establishment of two new funds, John Hancock Disciplined Value International Fund (Class A, Class C, Class I, Class NAV, Class R1, Class R2, Class R3, Class R4, Class R5 and Class R6 shares), and John Hancock Value Equity Fund (Class A, Class C, Class I, Class NAV, Class R1, Class R2, Class R3, Class R4, Class R5 and Class R6 shares), and the related Multi-Class Plan. The Certificate of Establishment and the Rule 18f-3 Multi-Class Plan are attached as exhibits herewith. The Board also authorized the filing of the related post-effective amendments to the Fund’s registration statement which were filed on June 26, 2014, accession number 0001133228-14-002058 and accession number 0001133228-14-002060, respectively.